Exhibit 99

IKON Office Solutions                                                     [LOGO]
P.O. Box 834
Valley Forge, PA 19482-0834
70 Valley Stream Parkway
Malvern, PA 19355

     News Release
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Contacts:

Veronica L. Rosa                                               Steven K. Eck
Investor Relations                                             Media Relations
610-408-7196                                                   610-408-7295
vrosa@ikon.com                                                 seck@ikon.com
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                 IKON OFFICE SOLUTIONS APPOINTS NEW BOARD MEMBER

                   Marilyn Ware Elected to Board of Directors


Valley Forge, Pennsylvania - May 3, 2000 - IKON Office Solutions (NYSE: IKN) today announced that Marilyn Ware has been elected a member of the Company's Board of Directors. This appointment fills the vacancy created by the retirement of Barbara Barnes Hauptfuhrer.

"We are pleased to have Marilyn Ware join our Board of Directors," said James J. Forese, Chairman and Chief Executive Officer of IKON Office Solutions. "Ms. Ware's diverse experiences in business leadership and community service will be a strong asset to IKON's Board."

Ware, 56, is Chairman of the Board of Directors for American Water Works Company, Inc., Voorhees, N.J., the largest U.S.-based investor-owned water service enterprise. She served as Vice Chairman of the Board from 1984 to 1988.

Prior to joining American Water Works, Ware was President of the Solanco Publishing Company and President and Publisher of The Sun-Ledger from 1978 to 1982. She has worked as a public relations consultant and a freelance writer and editor for various publications. Ware attended American University and the University of Pennsylvania.
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Ware currently serves as a board member of CIGNA  Corporation,  an international
Fortune 500 company. She also has served as a board member of Penn Fuel Gas Company, Inc., and PPL Resources. Ware is currently a member of the Board of Trustees for: the National Osteoporosis Foundation; National Council of The Conservation Fund; Gannon University; University of Pennsylvania Health System; The American Enterprise Institute for Public Policy Research, which sponsors original research on government policy, economy and politics; and Eisenhower
Exchange   Fellowships,   which   establishes   and  nurtures  the  exchange  of
communications among leaders with fellows representing more than 100 countries, advancing democracy and productivity around the globe.

IKON Office Solutions (www.ikon.com) is one of the world's leading providers of products and services that help businesses communicate. IKON provides customers with total business solutions for every office, production and outsourcing need, including copiers and printers, color solutions, distributed printing, facilities management, imaging and legal outsourcing solutions, as well as network design and consulting, application development and technology training. With fiscal 1999 revenues of $5.5 billion, IKON has approximately 900 locations worldwide including the United States, Canada, Mexico, the United Kingdom, France, Germany, Ireland and Denmark.

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